July 16, 2019

Neil Simpson
Chief Financial Officer
BREWDOG USA INC.
96 Gender Rd
Canal Winchester, OH 43110

       Re: BREWDOG USA INC.
           Offering Statement on Form 1-A
           Filed June 19, 2019
           File No. 024-11017

Dear Mr. Simpson:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover page

1. We note you indicate that "The offering is expected to expire on the first of: (i) all of the
      Shares offered are sold; or (ii) the close of business 180 days from the date of qualification by the Commission, unless sooner terminated or extended by the Company's
      CEO." Please revise to indicate the duration of any extension of the offering.
Perks, page 9

2. We note your statement that "At various higher levels of investment, additional
      "perks" will be included with your investment. See www.equityforpunksusa.com for further details." Any additional perks with higher levels of investment must be described in your Offering Statement. Please revise as appropriate.
 Neil Simpson
FirstName LastNameNeil Simpson
BREWDOG USA INC.
Comapany NameBREWDOG USA INC.
July 16, 2019
July 16, 2019 Page 2
Page 2
FirstName LastName



Description of Business, page 34

3. We note the disclosure in your financial statements of your revenue from operations and your disclosure in your risk factors of your plans to enter into supply agreements and intellectual property agreements. Given you appear to be producing beer at this stage, please clarify the current status of your agreements relating to supply and intellectual property and update your disclosure to reflect the current status of your production activities including material agreements related to production, or advise.
         Additionally, revise your disclosure to address your dependence on two major customers.
Directors and Executive Officers, page 46

4. Please provide an expanded description of Allison Green's business experience for the past 5 years including prior to joining the company in 2016. Also, provide an explanation as to the nature of the responsibilities undertaken by her in prior positions. Refer to Item
         10(c) of Part II of Form 1-A. Also please revise to clearly indicate the positions held with
         Brewdog plc by the noted officers and directors.
Security Ownership of Management and Certain Securityholders, page 49

5. Please disclose via footnote to the table the natural person(s) with investment or voting control of the shares of BrewDog plc. We may have further comment. Interest of Management and others in Certain Transactions, page 49

6.       Please describe the material terms of the relationship between BrewDog
USA and
         Brewdog plc which govern the cash management program and the intercompany cash transfers including applicable interest rates, as of the most recent practicable date. Clarify whether the terms of these arrangements are in writing or otherwise. Also address the services provided by Brewdog plc to Brewdog USA and the charges for those services. Also revise to address the transaction whereby Brewdog sold its interest in the Franklinton property to Ten Tonne Mouse LLC and James Watt and address the leasing terms regarding the Franklinton site. Finally, revise to indicate the amount and percentage of stock that James Watt and Martin Dickie own in Brewdog plc. We may have further comment.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Neil Simpson
BREWDOG USA INC.
July 16, 2019
Page 3

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Brian McAllister at 202-551-3341 or Joel Parker, Senior Assistant
Chief Accountant, at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at
202-551-3356 with any other questions.



                                                           Sincerely,

FirstName LastNameNeil Simpson                             Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameBREWDOG USA INC.
                                                           Mining
July 16, 2019 Page 3
cc:       Kendall Almerico, Esq.
FirstName LastName